SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Regarding the article published, today, under the title "ANEEL denies the extension of the concession of Xingó" we hereby inform our shareholders and the market in general that the denial, by the National Electric Energy Agency - ANEEL, of the adjustment process of the concession period of Xingó Power Plant, owned by our subsidiary Companhia Hidro Elétrica do São Francisco – Chesf, will not bring any impact on the Financial Statements of Eletrobras, due to the fact that Administration considered, for that plant, the final period of this concession in 2015, thus the decision of ANEEL did not alter the present situation.

It should be clarified that Chesf’s request to ANEEL dated of 2004, but was only tried in 2011.  Said request aimed at adjusting the concession period of this unit to the legal framework which states that you must first consider the concession period of the project and then apply for an extension, which, was not the case in this instance.

It should be noted that the first of six turbines of Xingó Power Plant operated commercially in December 1994, and the last turbine was incorporated into the electrical system in August 1997. Thus, in light of current legislation, when considering the final term of the concession in 2015, it will be considering that the full concession period plus the extension is 20 (twenty) years.

Finally, we confirm that the Financial Statements of the Company will not be impacted by the decision of Aneel.

Rio de Janeiro, May 11, 2011

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.